UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

AMETRINE CAPITAL, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 814-00776

Delaware (State or other jurisdiction of incorporation or organization)	74-3252949 (I.R.S. Employer Identification No.)

914 North Broadway Avenue, Suite 220
P.O. Box 1097
Oklahoma City, OK 73102
 (405) 815- 4041
(Registrant’s telephone number, including area code)

With a copy to:

Herrick K. Lidstone, Jr., Esq.
Burns, Figa & Will, P.C.
6400 South Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
Telephone: 303-796-2626
Facsimile: 303-796-2777

Approximate Date of Mailing:  December 1, 2010

AMETRINE CAPITAL, INC.
914 North Broadway Avenue, Suite 220
P.O. Box 1097
Oklahoma City, OK 73102

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF AMETRINE CAPITAL, INC.

Schedule 14F-1

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the Board of Directors (the “Board”) of Ametrine Capital, Inc. (the “Company”) resulting from the sale of approximately 92% of the Company’s outstanding common stock by the Company’s largest stockholder, pursuant to which there is expected to occur a change in control of the Company and the Board.  The date of this Information Statement is December 1, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2010 and is being mailed to our stockholders of record as of December 1, 2010. The mailing date of this Information Statement will be on or about December 1, 2010.   It is expected that on or after December 12, 2010 (such date shall be referred to herein as the “Change of Control Date”), the persons previously serving on the Board will resign from the Board, and on that date the Board will be comprised solely of the newly appointed directors.

THE SHARE ACQUISITION

Prior to November 30, 2010, the Company’s largest shareholder, Tailormade Holdings Ltd. (f/k/a Meitav Underwriting Ltd., referred to herein as “Tailormade”) owned 4,026,559 shares of the Company’s common stock, which equates to approximately 92% of the Company’s issued and outstanding common stock (the “Shares”). On November 30, 2010 (the “Closing Date”), Tailormade agreed to sell the Shares in a private transaction (the “Share Acquisition”) to Deylau, LLC (“Deylau”) and Mrs. Debra Herman (“Herman”), both of whom are private investors and whose addresses are included below.

Tailormade, Deylau, and Herman negotiated the material terms of the Share Acquisition which have been documented in a “Share Purchase Agreement” which transaction was completed on the Closing Date.  Deylau acquired 3,676,559 shares and Mrs. Herman acquired 350,000 shares for a total consideration of $335,000, which was paid to Tailormade on the Closing Date.

On the Closing Date, Mr. Lior Ostashinsky resigned from his position as the Company’s President, Treasurer, Secretary and Chairman of the Board.  Mr. Ostashinsky will continue to serve as a member of the Board until the Change of Control Date.  There are no disagreements between Mr. Ostashinksy and the Company regarding any matter related to the Company’s operations, policies or practices.

On the Closing Date, the three directors of the Company expanded the Board to six persons, and filled the vacancies with Kristian Kos, David Chernicky, and Phil Albert, about whom more information is set forth below.  On the Closing Date the Board also appointed:

•	David Chernicky as the Chairman of the Board,
•	Kristian Kos as President and Chief Executive Officer of the Company, and
•	Richard Finley as the Secretary, Treasurer and Chief Financial Officer of the Company.

More information about each of these persons is also included below.

On the Change of Control Date, Messrs. Ostashinsky, Amitzur, and Shetrit are expected to resign from the Board, leaving only Messrs. Kos, Chernicky, and Albert as directors of the Company.  Thus, for the period of time between the Closing Date and the Change of Control Date, there will be six persons serving as directors of the Company, including three who formerly held that position (i.e., Messrs. Ostashinsky, Amitzur, and Shetrit) and the three newly appointed directors (i.e., Messrs. Kos, Chernicky, and Albert).

After the Change of Control Date, the Company expects to acquire oil and gas properties located in the mid-United States, including certain properties that are owned by a company controlled by Mr. Chernicky.  Although there have been some discussions to that end, there has been no agreement reached, terms have not been negotiated, and there can be no assurance that the Company will be able to negotiate terms acceptable to Mr. Kos, who will be the only disinterested director.

No action or vote is required by our stockholders in connection with the Share Acquisition or the actions contemplated in this Information Statement.  Stockholders are not required to take any action with respect to the appointment of the new officers or directors.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten days prior to the date of a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE SECURITIES EXCHANGE ACT AND RULE 14f-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION OF CERTAIN DIRECTORS COUPLED WITH THE APPOINTMENT OF OTHER DIRECTORS SINCE THE COMBINATION OF TRANSACTIONS WILL RESULT IN THE CHANGE OF MORE THAN A MAJORITY OF THE MEMBERS OF THE BOARD WITHOUT STOCKHOLDER APPROVAL.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

All descriptions of the Share Acquisition, anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause actions contemplated in the future not to be completed or may cause the actual terms and consequences to be materially different from those anticipated in the descriptions in this Information Statement.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

INFORMATION ABOUT THE COMPANY

Voting Securities

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of the Closing Date, there were 4,376,559 shares of the Company’s common stock outstanding.  At the Closing Date, there were no options, warrants, convertible securities or other rights outstanding which might result in the issuance of additional shares of the Company’s common stock, and the Company has no plans to issue any additional shares at this time.  To the extent any additional shares are issued, such issuance will occur after the Change of Control Date pursuant to a negotiated transaction to acquire assets on terms to be negotiated on behalf of the Company with one or more directors who are “disinterested” with respect to the transaction.

Security Ownership of Certain Beneficial Owners and Management

Pre-Closing Date.  As of the Closing Date there were 4,376,559 shares of our common stock issued and outstanding.  The table below sets forth the number and percentage of shares of our common stock owned as of the Closing Date (but prior to the Share Acquisition), by the following persons:  (i) stockholders known to us who own 5% or more of our outstanding shares, (ii) each of our executive officers and directors, and (iii) our executive officers and directors as a group.

Name and Address of Beneficial Holder	Amount of Beneficial Ownership	Percentage of Class

Tailormade Holdings Ltd. (f/k/a Meitav Underwriting Ltd.) Museum Tower 4 Berkowitz Street Tel Aviv, Israel 61180	4,026,559	92%

Lior Ostashinsky, President, Treasurer, Secretary and Chairman	0	0%

Oren Amitzur, Director	0	0%

Elad Shetrit, Director	0	0%

All directors and executive officers as a group (3 persons)	0	0%

Post Closing Date.  The table below sets forth the number and percentage of shares of our common stock that we anticipate would be owned immediately after the Share Acquisition, by the following persons:  (i) each of our executive officers and directors, and (ii) our executive officers and directors as a group, and (iii) stockholders known to us who would own 5% or more of our outstanding shares.

Name, Title, and Address of Beneficial Holder	Amount of Beneficial Ownership	Percentage of Class

Officers and Directors

Kristian B. Kos, President, Chief Executive Officer, and Director PO Box 1097 Oklahoma City, OK 73101	3,676,559 (1)	84%

David J. Chernicky, Chairman, and Director	0	0%

Phil B. Albert, Director	0	0%

Richard Finely, Chief Financial Officer, Secretary and Treasurer	0	0%

Lior Ostashinsky, Director	0	0%

Oren Amitzur, Director	0	0%

Elad Shetrit, Director	0	0%

Total of all officers and directors (7 persons)	3,676,559 (1)	84%

Debra Herman P.O. Box 60400 Colorado Springs, CO 80960	350,000	8%

(1)	Mr. Kos controls Deylau, LLC. Under Rule 13d-3 promulgated under the Securities Exchange Act of 1934 Mr. Kos is considered the beneficial owner of the shares held by Deylau, LLC.

(2)	Messrs. Ostashinsky, Amitzur, and Shetrit are expected to resign from the Board on or about December 12, 2010 (i.e., the “Change of Control Date”).

Change in Control

There has been no change in control of the Company since the beginning of its last fiscal year until the Closing Date. As a result of the completion of the Share Acquisition, a change in control of the Company occurred, as described in more detail above under “Share Acquisition.”

CHANGES TO THE BOARD OF DIRECTORS

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

As a result of the completion of the Share Acquisition, the Board of Directors expanded its membership to six persons and appointed Messrs. Kos, Chernicky, and Albert to the vacancies thereby created.  Since the Board consists of six persons as a result of those appointments, less than a majority of the Board was elected without stockholder approval.

On the Change of Control Date, Messrs. Ostashinsky, Amitzur, and Shetrit are expected to resign from their positions on the Board.  As a result, following the Change of Control Date, the following table sets forth information regarding the members of the Company’s Board of Directors and its officers:

Name	Age	Position(s)

Kristian B. Kos	33	President, Chief Executive Officer, and Director

David J. Chernicky	57	Chairman of the Board

Phil B. Albert	51	Director

Richard Finley	60	Chief Financial Officer and Treasurer

Kristian Kos   has been appointed as President, Chief Executive Officer, and as a director.  Mr. Kos has been involved in the oil and gas and energy industries since 2005.  In 2006 Mr. Kos founded Deylau Capital, LLC, a company focused on identifying and financing oil and gas production companies.  From 2006 until February 2007 Mr. Kos was a Vice President at Diamondback Energy Services where he was actively involved in identifying and executing growth strategies for the company, including strategic acquisitions. From 2005 until early 2006 Mr. Kos worked for Gulfport Energy in a business development role.  Prior to working in the oil and gas and energy sectors Mr. Kos worked in the financial sector.  Mr. Kos has not served as a director of any companies with a class of securities registered under the Securities Exchange Act of 1934 within the past five years.  Mr. Kos received a Bachelor of Arts and Master of Arts degree in Economics and Philosophy from Trinity College Dublin, Ireland in 1999. He also received a Master of Philosophy degree in Economics from the University of Aix-Marseille, France in 2000.

David J. Chernicky has been appointed as the Company’s Chairman of the Board. Mr. Chernicky has over 31 years of experience in the oil and gas industry.  In 1998 Mr. Chernicky co-founded New Dominion, LLC, an oil and gas exploration and production company based in Tulsa, Oklahoma.  Since 2002 Mr. Chernicky has served as the President of New Dominion, overseeing the company’s operations as a whole.  Mr. Chernicky currently serves on the board of various governmental bodies, including the Grand River Dam Authority and the Oklahoma Ordnance Works Authority.  Prior to founding New Dominion Mr. Chernicky was employed as a geologist for Marathon Oil in Casper, Wyoming and later, for Amoco Production in Denver, Colorado.  Mr. Chernicky has not served as a director of any companies with a class of securities registered under the Securities Exchange Act of 1934 within the past five years.  Mr. Chernicky graduated from the University of Oklahoma in 1978 with a degree in exploration geophysics.

Phil B. Albert has been appointed to the Company’s Board.  Mr. Albert has served as the Chief Operating Officer and Executive Vice President of New Dominion, LLC since 2004, where he coordinates daily operations for the company including fiscal and budgetary policies, personnel management, strategic initiatives and investments.  Before joining New Dominion, Mr. Albert worked at JEM Engineering in Tulsa for 21 years, serving in many positions including controller, treasurer, chief financial officer, and finally president and chief operating officer. Previously, he was an accountant and auditor for the consulting firm of Peat Marwick Mitchell, now known as KPMG, LLP. Mr. Albert has not served as a director of any companies with a class of securities registered under the Securities Exchange Act of 1934 within the past five years.  Mr. Albert from graduated of Oklahoma Baptist University in 1981 with a magna cum laude degree in accounting.

Richard Finley has been appointed as the Company’s Chief Financial Officer.  Mr. Finley is a partner at Finley & Cook, an Oklahoma Certified Public Accounting Firm.  Mr. Finley has worked at Finley & Cook since 1973 and is the partner in charge of tax and accounting services and has experience dealing with a variety of industries and business environments.  Mr. Finley graduated from Central State University in 1973 and received a Bachelors of Accounting.

Composition of the Board of Directors

The Board believes that each of Messrs. Kos, Chernicky, and Albert is highly qualified to serve as a member of the Board.  Each has an extensive background in various aspects of the oil and gas industry, including the production of oil and gas and in the development, growth, and oversight of such companies. Because after the Change of Control Date it is expected that the Company will seek to engage in the acquisition, exploration, exploitation and/or development of oil and natural gas properties in the United States, the Company believes that each of the new directors will make valuable additions to the Board because of their various experiences within the oil and gas industry.

Family Relationships

Mr. Chernicky and Mr. Albert are brothers-in-law.  Except for that relationship, there is no family relationship among any of our current or post-Share Acquisition executive officers and directors.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings, and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company, the Company is aware of three persons or entities who, during the fiscal year ended December 31, 2009 and subsequently were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 as follows:

▪
Lior Ostanshinsky, Oren Amitzur, and Elad Shetrit, each a Company affiliate through his role as director and (in Mr. Ostashinsky’s case, an executive officer), failed to timely file a Form 3 when the Company’s common stock was registered under Section 12(g) of the Exchange Act in November 2008.  The reports for each of these individuals were filed in November 2010.

▪
Tailormade, the beneficial holder of more than 10% of the Company’s outstanding common stock failed to timely file a Form 3 when the Company’s common stock was registered under Section 12(g) of the Exchange Act in November 2008.  Further, Tailormade failed to timely file a Form 4 reporting each of the following transactions involving the Company’s common stock:  (i) Tailormade’s acquisition of 1,709,339 shares of common stock on or about September 3, 2009 upon the conversion of debt owed to Tailormade; and (ii) Tailormade’s acquisition of 1,704,760 shares of common stock on or about September 21, 2010 upon the conversion of debt owed to Tailormade.  Tailormade filed these reports in November 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the transactions with Tailormade as described below, there have been no transactions since the beginning of the Company’s last fiscal year or any currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any of the following persons had or will have a direct or indirect material interest:

▪	Any director or executive officer of the Company;
▪	Any person who will become a director or executive officer of the Company upon closing of the Share Acquisition;
▪	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the outstanding shares of common stock; and/or
▪	Any immediate family member of any of the foregoing persons sharing the householder of such person.

Tailormade paid the Company’s accrued organization costs and costs associated with various filings the Company submitted with the Securities and Exchange Commission through an interest free convertible loan (including the registration statement on Form N-2).  The Company repaid the debt owed to Tailormade as follows:

▪
On September 3, 2009, the loan in the amount of $85,316 was converted to common stock at a conversion price of $0.05 per share and, as a result, the Company issued to Meitav 1,706,339 shares of our common stock.

▪
On September 21, 2010, a loan amount of $85,238 was converted to common stock at a conversion price of $0.05 per share and as a result the Company issued Meitav 1,704,760 shares of Company common stock.

Review, Approval, or Ratification of Transactions

Code of Ethics.  In May 2009, the Board adopted a Code of Ethics applicable to the Company’s employees, officers and directors. The Code of Ethics contains written standards designed to deter wrongdoing and to promote:

▪	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

▪	compliance with applicable governmental laws, rules and regulations;

▪	the prompt internal reporting of violations of our Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

▪	accountability for adherence to the Code of Ethics.

Each of the Company’s officers and directors completed a signed certification to document his or her understanding of and compliance with our Code of Ethics.

The Board may consider revising the Code of Ethics to ensure that it is consistent with current corporate governance practices and appropriate for the Company and its anticipated (or actual) business operations.

Review and Approval of Related Party Transactions.  Currently, the Company relies on the Board as a whole and its independent directors to review related party transactions on an ongoing basis to prevent conflicts of interest. The Board as a whole, including the independent directors, reviews a transaction in light of the affiliations of the director, officer, or employee and the affiliations of such person’s immediate family.  The Board, including a majority of the independent directors, will approve or ratify a transaction if it determines that the transaction is consistent with the Company’s best interests and the best interests of our stockholders.

CORPORATE GOVERNANCE

Board of Directors Committees

Audit Committee.  The Company previously established an Audit Committee, which during fiscal 2009 was comprised of Messrs. Shetrit and Amitzur. The Board determined that Mr. Shetrit is an “audit committee financial expert” and meets the current independence and experience requirements of Rule 10A-3 of the Securities Exchange Act of 1934 and, in addition, is not an “interested person” as such term is defined in Section 2(a)(19) of the 1940 Act. The Board further determined that Mr. Shetrit satisfies the definition of an “audit committee financial expert.”  The Company’s Audit Committee did not have any meetings during fiscal year 2009 and during the eleven months ended November 30, 2010.

Following the Change of Control Date and because of the Company’s small size and limited number of directors (none of whom will be independent), the Company’s Board as a whole is expected to serve as the Company’s Audit Committee.  Certain stock exchanges require companies to adopt a formal written charter that establishes an audit committee and that specifies the scope of an audit committee’s responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to maintain an audit committee consisting of independent directors.

Nominating Committee.  Although the Company’s registration statement on Form N-2 describes a Nominating and Governance Committee, that committee has not been constituted, does not have a charter, and has not held meetings.  The Board did not constitute that committee because of the Company’s small size and limited number of officers and directors.  To date the Board has not believed it was necessary to have a standing nominating committee because of the Company’s small size, the relatively small size of its Board, and because the functions of such a committee were being adequately performed by the Board as a whole.  If the Share Acquisition is closed the Company may later determine that it is appropriate to establish a separate nominating committee.

The Board does not currently have a written charter under which it nominates directors, and accordingly does not have a written policy with regard to the consideration of any director candidates recommended by stockholders. The Board will, however, consider written nominations of candidates for election to the Board properly submitted by stockholders. For information regarding stockholder nominations to the Board, see “Procedures for Director Nominations” below.

Compensation Committee

The Board has not established a compensation committee because of the Company’s size, limited operations, and because to date it has not provided any compensation to its officers and directors.  The Board does not currently have a written charter under which it considers executive officer and director compensation.  To date, the Company has not provided compensation in any form to any of its executive officers or directors.  Following the Change of Control Date, the Company anticipates that it will consider compensation to its executive officers and perhaps any independent directors based on a number of factors. In the event the Company chooses to provide compensation to its executive officers or directors, it anticipates that the primary objectives of its executive and director compensation programs will be to:

(1)	attract, retain and motivate skilled and knowledgeable individuals;
(2)	ensure that compensation is aligned with the Company’s corporate strategies and business objectives;
(3)
promote the achievement of key strategic and financial performance measures by linking short-term and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and

(4)	align executives’ and directors’ incentives with the creation of stockholder value.

To achieve these objectives, the Board will evaluate the Company’s executive compensation program with the objective of setting compensation at levels it believes will allow the Company to attract and retain qualified executives and directors.  The Board anticipates taking under consideration recommendations from executive officers and directors of the Company regarding its executive compensation program.

Director Independence

Presently the Company is not required to comply with the director independence requirements of any securities exchange. The Company utilizes the definition of “independent” as it is set forth in Section 803A of the NYSE Amex Company Guide.  Further, the Board considers all relevant facts and circumstances in its determination of independence of all members of the Board (including any relationships).  On and after the Change of Control Date, none of the directors will be independent.  Thereafter the Company may consider retaining other directors who are independent, but there have been no candidates identified and no time frame within which this is expected to occur.

Board Leadership Structure and Role in Risk Oversight

Prior to the Closing Date, Lior Ostashinsky served as the Company’s President, Treasurer, Secretary and Chairman of the Board.  The Company has determined that this leadership structure is appropriate given the Company’s small size and limited operations and resources.  On the Closing Date, Mr. Lior Ostashinsky resigned from his position as the Company’s President, Treasurer, Secretary and Chairman of the Board. Mr. Lior Ostashinsky will continue to serve as a member of the Board until the Change of Control Date.

Following the Closing Date, it is expected that David Chernicky will serve as the Company’s Chairman and Chief Executive officer and Messrs. Kos and Albert will serve as directors.  The directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

To date, the Board as a whole is been exclusively involved in the general oversight of risks that could affect the Company.  It is expected that if the Share Acquisition is completed, until the Company executes upon a business opportunity the Board as a whole will continue to be involved in the general oversight of risks that could affect the Company.  Risk is expected to be an important part of deliberations at the Board and committee level (if any).  If established, committees will consider risks associated with their particular areas of responsibility.  The Board as a whole will consider risks affecting the Company.  To that end, it is anticipated that the Board will conduct periodic reviews of corporate risk management policies and procedures.  The Board will consider, among other things, the relevant risks to the Company when granting authority to management and approving business strategies and/or transactions.  Through this risk oversight process, the Board will reserve the right to make changes to the Company’s leadership structure in the future if it deems such changes are appropriate and in the best interest of the Company’s stockholders.

Meetings of the Board

All directors are expected to make every effort to attend meetings of the Board and annual meetings of stockholders.  Our Board held no formal meetings during the fiscal year ended December 31, 2009 and during the eleven months ended November 30, 2010.  All proceedings of the Board were conducted by resolutions consented to in writing by the directors, and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the laws of the State of Delaware and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Procedures for Director Nominations

Members of the Board are expected to collectively possess a broad range of skills, industry and other knowledge and expertise, and business and other experience useful for the effective oversight of the Company’s business.  All candidates must meet the minimum qualifications and other criteria established from time to time by the Board.  In considering possible candidates for election as director, the Board is guided by the following standards:

▪	Each director should be an individual of the highest character and integrity;
▪	Each director should have substantial experience that is of particular relevance to the Company;
▪	Each director should have sufficient time available to devote to the affairs of the Company; and
▪	Each director should represent the best interests of the stockholders as a whole.

The Board will also consider the following criteria, among others, in its selection of directors:

▪	Technical, scientific, academic, financial and other expertise, skills, knowledge and achievements useful to the oversight of the Company’s business;
▪	Diversity of viewpoints, backgrounds, experiences and other demographics; and
▪
The extent to which the interplay of the candidate’s expertise, skills, knowledge and experience with that of other Board members will build a Board that is effective, collegial and responsive to the needs of the Company.

The Board evaluates suggestions concerning possible candidates for election to the Board submitted to the Company, including those submitted by Board members (including self-nominations) and stockholders.  All candidates, including those submitted by stockholders, will be similarly evaluated by the Board using the Board membership criteria described above and in accordance with applicable procedures, including such procedures prescribed by the SEC.  Once candidates have been identified, the Board will determine whether such candidates meet the Company’s qualifications for director nominees and select and recommend nominees accordingly.

Messrs. Kos, Chernicky, and Albert, were originally identified to the Board in connection with the Share Purchase Agreement negotiations.  Their appointment to the Board was pursuant to the terms and conditions of the Share Purchase Agreement.

As noted above, moving forward, the Board will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with applicable SEC requirements and any other applicable law, rule or regulation regarding director nominations. When submitting a nomination to us for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including (but not limited to) the following minimum information for each director nominee: full name and address; age; principal occupation during the past five years; current directorships on publicly held companies and registered investment companies; and number of shares of our common stock owned, if any. To date, no candidate for director nomination has ever been submitted to the Board by any stockholder.

Stockholder Communications with Directors

Any stockholder desiring to contact the Board, or any specific director(s), may send written communications to:  Board of Directors (Attention:  (Name(s) of director(s), as applicable)), c/o Chief Executive Officer, 914 North Broadway Avenue, Suite 220, P.O. Box 1097, Oklahoma City, OK 73101. Any communication so received will be processed and conveyed to the member(s) of the Board named in the communication or to the Board, as appropriate.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding compensation awarded, paid to, or earned by the Company’s chief executive officer and the other principal officers for the two years ended December 31, 2008 and 2009.   This includes all compensation paid to each by the Company.

SUMMARY COMPENSATION TABLE

					Non-Equity
				Option	Incentive Plan	All Other
Name and	Fiscal	Salary	Bonus	Awards	Compensation	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)

Lior Ostanshinsky, President, Treasurer, Secretary, Chairman (1)	2009	$0	$0	$0	$0	$0	$0
	2008	$0	$0	$0	$0	$0	$0

(1)  Mr. Ostanshinsky resigned as the Company's President, Treasurer and Secretary on November 30, 2010. He is expected to serve as a director until the Change of Control Date.

There has been no cash payment paid to any of the Company’s executive officers for services rendered in all capacities to the Company for the periods ended December 31, 2009 and 2008 or in 2010 through the date of this information statement.  There has been no other form of compensation awarded to, earned by, or paid to any executive officer by any person for services rendered in all capacities to the Company for the fiscal years ended December 31, 2009 and 2008 or in 2010 through the date of this information statement.

The Company will not immediately enter into any compensation arrangements with its newly appointed officers as a result of the Share Acquisition.  However, if the Company is able to successfully identify and/or execute upon a business transaction the Company likely will consider implementing new compensation arrangements for its officers and/or directors.  The terms of any new compensation arrangements will be disclosed once those compensation arrangements are determined.

Outstanding Equity Awards

The Company does not have any unexercised options, stock that has not vested or equity incentive plan awards for any of its executive officers or directors outstanding as of the end of its fiscal year ended December 31, 2009 or as of the Closing Date.

Compensation of Directors

At present, the Company does not pay its directors for attending meetings of the Board, although the Company may adopt a director compensation policy in the future.  The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director.  Directors received no compensation for their services as directors during the year ended December 31, 2009, or subsequently.  However, the Company has agreed to reimburse directors for reasonable and necessary expenses incurred in connection with travel to and attendance at meetings of the Board and other Company business.  None of the directors incurred any material expenses in connection with any Company business for the year ended December 31, 2009, or subsequently or through the Closing Date.

Compensation Policies and Practices as they Relate to Risk Management

The Company does not currently believe that any risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports and other information with the SEC.  Reports and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information about its public reference room.  Most of our filings also are available to you free of charge at the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

AMETRINE CAPITAL, INC.
Dated: December 1, 2010

By: /s/ Kristian B. Kos
Kristian B. Kos, President